

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 18, 2008

Mr. Guenter Thiemann
Chief Financial Officer
Exploration Drilling International Inc.
Mendelstrasse 11
Technologiehof
D-48149 Muenster
Deutschland Germany

> **Re: Exploration Drilling International Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed May 17, 2007**
> **Form 10-QSB for the Interim Period Ended June 30, 2007**
> **Filed August 20, 2007**
> **Form 8-K/A**
> **Filed February 1, 2007**
> **File No. 000-50459**

Dear Mr. Thiemann:

We issued comments to you on the above captioned filings on August 30, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 1, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by April 1 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jenifer Gallagher at 202-551-3706 if you have any questions.

Sincerely,

Karl Hiller
Branch Chief